Contact

www.linkedin.com/in/
kaylacastaneda10 (LinkedIn)

Top Skills

Concept Development
Return on Investment
Market Planning

Languages

English
Spanish

Certifications

TIPS

Kayla Castañeda

Founder at Agua Bonita | Forbes 30 Under 30 | Cartier Women's Initiative Laureate | Tory Burch Foundation Fellow | Latina Businesswoman of the Year

United States

Experience

Agua Bonita

CEO + Cofounder
July 2020 - Present (4 years 2 months)

The first ready to drink, 100% real fruit aguas frescas

The Coca-Cola Company

Market Development Manager
December 2015 - July 2019 (3 years 8 months)

Starwood Hotels & Resorts Worldwide, Inc.

Sales
February 2015 - January 2017 (2 years)
San Diego, California

Major League Baseball

Sales and Marketing Executive
2013 - 2017 (4 years)
Greater New York City Area

Held multiple positions with several teams, from sales to social media, with the New York Yankees, Anaheim Angels, and Arizona Diamondbacks.

BR Guest Hospitality

Service Lead and Coordinator
July 2012 - October 2014 (2 years 4 months)
NY, NY

The Thomas Collective

Public Relations Intern (wine & spirits)
February 2014 - June 2014 (5 months)
NY,NY

Education

Arizona State University

Bachelor's degree, Communication and Media Studies · (2013 - 2015)

The King's College

Bachelor's Degree, Communication and Media Studies · (2010 - 2012)